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                                  SHEPARD INC.
                           318 - 470 Granville Street
                              Vancouver, BC V6C 2B3

                            Telephone: (604) 719-8129
                            Facsimile: (604) 688-8872


July 7, 2005

United States Securities and Exchange Commission
100F Street, N.E.
Washington, D.C. 20005

Attention:  Anita Karu

Dear Sirs:

Re:      Shepard Inc.  - Registration Statement on Form SB-2
         ---------------------------------------------------
         Amendment No. 1 - File No. 333-124632
         -------------------------------------

We have received your letter dated June 2, 2005 containing comments on the initial filing of our SB-2 registration statement. We respond to those comments as follows:

General
-------

1. Your disclosure indicates that you have not commenced business operations nor realized any revenues from your planned operations. It therefore appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or provide us with an explanation of why Rule 419 does not apply.

         While we have not commenced business operations or realized any revenues from operations, we hold a significant asset and have a specifically defined business plan based upon the recommendations of an independent, professional geologist. We intend to commence exploration of our mineral property during the current summer and will complete follow up exploration in the fall.

         Rule 419 of Regulation C only applies to companies that has no specific business plan, or merely creates the appearance that it has a specific business plan.

2. It appears your fiscal year end is December 31. Please clearly disclose your fiscal year end

         We have disclosed our fiscal year end as December 31 in various places in the amended registration statement.

Prospectus Cover Page
---------------------

3. We note that you intend for your common stock to be quoted on the OTC Bulletin Board. Please clarify that, to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock.

         We have clarified that to be quoted on the OTC Bulletin Board, a market maker must file an application on our behalf in order to make a market for our common stock.

Summary, Page 5
---------------

4. To provide balance to the summary, please state that you have received no revenues from operations to date and, as a result, you have received a going concern opinion from your auditors. Also disclose that management has no experience and that your president only spends 20% of his time on the business.

         We have disclosed the following:

         "We have not received any revenue since our inception and, as a result, our auditors have expressed doubt about our ability to continue as a going concern. In addition, our management has no technical experience in geology or mineral exploration and only devotes 20% of his business time to our affairs."

The Offering, page 5
--------------------

5. Please add a separate paragraph that briefly explains how the absence of a public market for the common shares impacts share liquidity.

         We have added a paragraph to our offering summary that explains how the absence of a public market for our common stock impacts share liquidity.

Plan of Distribution, page 11
-----------------------------

6. Please alert investors at the beginning of this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may be sustained even if developed.

         We have added the following paragraph in this section:

         "There is currently no market for our common stock and we cannot give any assurance that the shares offered will have a market value. In addition, there is no guarantee that our shares may be resold at the offered price if and when an active secondary market might develop or that a public market for our shares may be sustained, even if developed."

7. In this regard, please provide comprehensive disclosure as to how and when you expect to have your shares listed or traded. For example, if you anticipate being quoted on the OTC Bulletin Board, then disclose that a market maker must file an application on your behalf in order to make a market for your common stock. Clarify how long this takes and whether you have engaged a market maker to apply for quotation on the OTC Bulletin Board on your behalf. Explain what effect quotation on the OTC Bulletin Board will have on your liquidity.

         We have provided the following disclosure:

         "We expect to make application to have our shares quoted for trading following the effective date of our registration statement. We must retain a market maker to file such an application on our behalf and address any comments from the NASD regarding the submission before our shares will be quoted for trading. While this process typically takes two to three months from the date the application is filed, there is no guarantee that we will be successful in obtaining the quotation.

         We have not engaged a market maker to apply for quotation on the OTC Bulletin Board and can provide no assurance that we will find a market maker who will file the application.

         While a quotation on the OTC Bulletin Board should increase our liquidity, there is no guarantee that stockholders will be able to sell our shares for an acceptable price."

Interests of Named Experts and Counsel, page 15
-----------------------------------------------

8. In accordance with Item 509 of Regulation S-B, please include a reference to the geological consultant whose consent is filed as an exhibit to your filing.

         We have referenced the geological consultant in this section.

Description of Business, page 16
--------------------------------

9. Please revise throughout the Business section to more clearly explain industry terms such as "turbidites" and "grab samples" on page 17.

         We have revised the business section to more clearly explain industry terms in plain language.

10. Please refer to Biographical Information on page 13. You state that Mr. Eyre does not have any professional training or technical credentials in the exploration, development and operations of mines. Please indicate here in the Business section whether he has undertaken any measures to familiarize himself with your business, albeit non-professional.

         We have disclosed that one of our directors, Glen Macdonald, is a professional geologist and will be able to assess the recommendations of our independent geologist. We have also disclosed that while our president, Michael Eyre, does not have any professional training or technical credentials in mineral exploration, he is familiar with the industry as an investor.

11. We also note that Mr. MacDonald is on the boards of eight other mining companies. Please discuss here in the Business section potential conflicts of interest in this regard.

         We have added a separate "Conflict of Interest" subsection that discloses that Mr. Macdonald is a director or officer of eight other mineral exploration companies and discuss our procedure for addressing potential conflicts of interest.

Exploration History, page 17
----------------------------

12. In the second paragraph, please identify the owner of the CB-1 claim. It is not clear if you are referring to yourself or another party. Also, state the date the owner retained Mr. Timmins.

         We have  clarified that the vendor of the property,  WGT  Consultants
        (NWT) Ltd.,  retained Mr. Timmins in May 2005.

Plan of Operations, page 19
---------------------------

13. You indicate that your plan for the next twelve months is to complete the recommended phase one and two exploration programs on the CB-1 claim. Please enhance your disclosure to provide a more in-depth discussion of these programs including the details of your expected spending of $5,000 on Phase 1 and $20,000 on Phase 2. Also, please provide more detail on the types of general and administrative costs included in the additional $15,000 you expect to spend.

         We have provided a breakdown and discussion of the exploration programs, as well as anticipated administrative costs.

14. We note you do not have any verbal or written agreement regarding the retention of any qualified engineer or geologist for this exploration program. Please describe your plans in this regard. Explain what is required and how difficult it might be to find those persons.

         We have disclosed that Mr. William Timmins, the author of the geology report on the CB-1 claim has indicated that he is willing to oversee the exploration programs on the property.

Stockholders of our Common Shares, page 20
------------------------------------------

15. It appears that the number of shareholders shown here should be 32, rather than 31, since the selling shareholder table lists 32 individuals and the recent sales of unregistered securities shows 32 shareholders. Please advise or revise.

         We have revised our disclosure to indicate that we have 34 shareholders (ie. the 32 selling shareholders and our two directors).

Financial Statements, page 22
-----------------------------

16. Please ensure your update your financial statements to include the quarter ended March 31, 2005. Refer to Item 310(g) of Regulation S-B

         We have updated our financial disclosure to March 31, 2005.

Statements of Operations
------------------------

17. Earnings per share should be rounded to the nearest cent, in order not to imply a greater degree of precision than exists. Please revise your filing accordingly.

         We have revised our earnings per share figure from ($0.001) to ($0.01).

2. Summary of Significant Accounting Policies, page 24
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d)       Foreign Currency Translation, page 25
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18.      You disclose that you functional  currency is the U.S. dollar.  Please tell us where the impact of translating foreign currency transactions during the period and period end account balances into U.S. Dollars is reflected in your financial statements. If you had no transactions in a currency other than the U.S. Dollar, please confirm our understanding. Otherwise, please advise us of your accounting.

         The impact of translating foreign currency transactions is reflected in our office and sundry costs. We have disclosed in note 2 to our financial statements that "gains or losses on foreign currency translation are included in the statement of operations."

Outside Back Cover Page
-----------------------

19. Please refer to the second full paragraph on page 34. Please confirm that the dealer prospectus delivery obligation will appear on the outside back cover page. This is unclear based upon the present formatting of your preliminary prospectus. In addition, please be aware that only information permitted by Item 502 of Regulation S-B should appear on the outside back cover page. Accordingly, please also confirm that the Item 304 information will not appear on the outside back cover page.

         We confirm that the dealer prospectus delivery obligation will appear on the outside back cover page and that the Item 304 information will not appear on the outside back cover page.

Exhibit 5, Legality Opinion
---------------------------

20. We note your disclaimer in the last sentence of the first paragraph of your opinion. Please tell us how counsel is able to give the opinion without reviewing the registration statement.

         Our legal counsel has provided us with an opinion that our shares are duly authorized, legally and validly issued, fully paid and non-assessable and, when sold, will be legally issued, fully paid and non-assessable. They are able to provide this opinion without reviewing the registration statement.

         Yours truly,

         /s/ Michael Eyre

         Shepard Inc.
         Michael Eyre, President